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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                          ----------------------------

                                   FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                             SILICON GRAPHICS, INC.
       ------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)



          DELAWARE                                     94-2789662
----------------------------------------     --------------------------------
(State of incorporation or organization)          (I.R.S. Employer
                                                  Identification No.)


2011 NORTH SHORELINE BOULEVARD, MOUNTAIN VIEW, CA              94043-1389
-------------------------------------------------      -----------------------
(Address of principal executive offices)                   (Zip Code)

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1), please check the
following box.     / /


If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A(c)(2), please check the following box. / /

Securities to be registered pursuant to Section 12(b) of the Act:


     Title of each class                     Name of each exchange on which
     to be so registered                     each class is to be registered
     -------------------                     ------------------------------

Preferred Share Purchase Rights                   New York Stock Exchange


Securities to be registered pursuant to Section 12(g) of the Act:


--------------------------------------------------------------------------------
                                (Title of class)

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                                        2

Item 1.        DESCRIPTION OF SECURITIES TO BE REGISTERED.

          Effective as of February 1, 1991, the Board of Directors of Silicon Graphics, Inc. (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock, $0.001 par value (the "Common Shares"), of the Company. The dividend was payable on March 1, 1991 (the "Record Date") to stockholders of record as of the close of business on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series B Participating Preferred Stock, $0.001 par value (the "Preferred Shares"), of the Company, at a price of $200 per one one-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights were set forth in a Preferred Shares Rights Agreement (the "Rights Agreement") between the Company and The First National Bank of Boston, as rights agent (the "Rights Agent").

          The description and terms of the Rights are set forth in a Second Amended and Restated Preferred Shares Rights Agreement (the "Restated Rights Agreement") between the Company and the Rights Agent, as amended by the First Amendment to Rights Agreement (the "First Amendment").

          The following is a general description only and is subject to the detailed terms and conditions of the Restated Rights Agreement, as amended. A copy of the Restated Rights Agreement, including the Certificate of Rights, Preferences and Privileges of Series B Participating Preferred Stock, the form of Rights Certificate and the Summary of Rights previously provided to stockholders of the Company, was filed as Exhibit 1 to Amendment No. 2 to Registration Statement and a copy of the First Amendment is filed herewith as
Exhibit 2 to this Amendment to Registration Statement and both are incorporated herein by reference.

RIGHTS EVIDENCED BY COMMON SHARE CERTIFICATES

          The Rights will not be exercisable until the Distribution Date (defined below). The Rights attach to all certificates representing Common Shares outstanding on the Record Date and to all Common Shares issued after the Record Date and prior to the earlier of the Distribution Date or the redemption or expiration of the Rights, except as the Board of Directors may provide by resolution before or at the time of issuance. Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) certificates for the Rights ("Rights Certificates") will not be sent to stockholders and the Rights will be evidenced by Common Share certificates and will be transferred only with such Common Share certificates, (ii) Common Shares issued after the Record Date will contain a notation incorporating by reference the Restated Rights Agreement, as amended, and (iii) the surrender for transfer of any Common Share certificates will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

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                                        3

DISTRIBUTION DATE

          The Rights will separate from the Common Shares, Rights Certificates will be issued, and the Rights will become exercisable upon the earlier of: (i) 10 days (or such later date as may be determined by a majority of the Board of Directors, excluding directors affiliated with the Acquiring Person, as defined below (the "Continuing Directors")) following a public announcement that a person or group of affiliated or associated persons (other than the Company, any Subsidiary of the Company or any employee benefit plan of the Company or such Subsidiary) (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Shares or
(ii) 10 business days (or such later date as may be determined by a majority of the Continuing Directors) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person of 15% or more of the outstanding Common Shares. The earlier of such dates is referred to as the "Distribution Date."

ISSUANCE OF RIGHTS CERTIFICATES; EXPIRATION OF RIGHTS

          As soon as practicable following the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date, and such separate Rights Certificates alone will evidence the Rights from and after the Distribution Date. Common Shares issued after the Distribution Date and prior to the expiration or redemption of the Rights (i) shall be issued with Rights if such shares are issued pursuant to the exercise of stock options or under employee benefit plans or upon the conversion of the Company's outstanding convertible subordinated debentures or the Company's outstanding Series A Preferred Stock or any convertible securities issued after adoption of the Restated Rights Agreement or (ii) may be issued with such Rights in any other case if deemed necessary or appropriate by the Board of Directors, unless such issuance would result in or create a significant risk of material adverse tax consequences or would create a significant risk that such options, plans or arrangements would not qualify for otherwise available special tax treatment. The Rights will expire on the earliest of (i) March 1, 2001 (the "Final Expiration Date"), (ii) redemption or exchange of the Rights as described below, or (iii) consummation of an acquisition of the Company satisfying certain conditions by a person who acquired shares pursuant to a Permitted Offer as described below.

INITIAL EXERCISE OF THE RIGHTS

          Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and payment of $200 per Right, one one-thousandth of a Preferred Share.

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                                        4

RIGHT TO BUY COMMON SHARES AT HALF PRICE

          Unless the Rights are earlier redeemed, in the event that an Acquiring Person becomes the beneficial owner of 15% or more of the Company's Common Shares then outstanding (other than pursuant to a tender offer deemed fair by the Continuing Directors (a "Permitted Offer")), then proper provision will be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Shares having a value equal to two times the Purchase Price. In the event that the Company does not have sufficient Common Shares available for all Rights to be exercised, or the Board decides that such action is necessary and not contrary to the interests of Rights holders, the Company may instead substitute cash, assets or other securities for the Common Shares for which the Rights would have been exercisable under this provision. Rights are not exercisable following the occurrence of an event as described above until such time as the Rights are no longer redeemable by the Company as set forth below.

RIGHT TO BUY ACQUIRING COMPANY STOCK AT HALF PRICE

          Similarly, unless the Rights are earlier redeemed, in the event that, after the Shares Acquisition Date (as defined below), (i) the Company is acquired in a merger or other business combination transaction or (ii) 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquired Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the Acquiring Person having a value equal to two times the Purchase Price (unless the transaction satisfies certain conditions and is consummated with a person who acquired shares pursuant to a Permitted Offer, in which case the Rights will expire). If, for any reason, the Rights cannot be exercised for common shares of the Acquiring Person, the holder of Rights will be entitled to exchange its rights for cash in an amount equal to the value of the common shares the holder would otherwise be entitled to purchase.

EXCHANGE PROVISION

          At any time after the acquisition by an Acquiring Person of 15% or more of the Company's outstanding Common Shares and prior to the acquisition by such Acquiring Person of 50% or more of the Company's outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person which will thereafter become void), in whole or in part, at an exchange ratio of one Common Share per Right. In the event that the Company does not have sufficient Common Shares available to permit the exchange, the Company may, at the option of a majority of the Board of Directors, substitute cash, assets or other securities in lieu of issuing Common Shares therefor.

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                                        5

ADJUSTMENTS TO PREVENT DILUTION

          The Purchase Price payable, the number of Rights and the number of Preferred Shares, Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution as set forth in the Restated Rights Agreement, as amended. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments required an adjustment of at least 1% in such Purchase Price.

RIGHTS AND PREFERENCES OF THE PREFERRED SHARES

          Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to an aggregate dividend of 1,000 times the dividend declared per Common Shares. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $50,000 per share plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment and, depending upon the amount of proceeds to be distributed and the prior preferences of the Company's Series A Preferred Stock, will share with the holders of the Common Shares in such distribution following the payment of a Common Share adjustment. Each Preferred Share will have 1,000 votes, voting together with the Common Shares (and any other equity securities entitled to vote with the Common Shares). In the event of any merger, consolidation or other transaction in which the Common Shares are changed or exchanged, each Preferred Share will be entitled to receive 1,000 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

          Because of the nature of the dividend, liquidation and voting rights of the Preferred Shares, the value of the one one-thousandth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

REDEMPTION

          At any time on or prior to the close of business on the earlier of (i) the tenth day following the date of public announcement that an Acquiring Person has become such (the "Shares Acquisition Date") or such later date as may be determined by a majority of the Continuing Directors and publicly announced by the Company, or (ii) the Final Expiration Date of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $0.0025 per Right ("Redemption Price").

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                                        6

NO STOCKHOLDERS' RIGHTS PRIOR TO EXERCISE

          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than any rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

AMENDMENT OF RESTATED RIGHTS AGREEMENT

          The provisions of the Restated Rights Agreement may be supplemented or amended by the Company in any manner prior to the close of business on the Distribution Date without the approval of Rights holders and the Rights Agent. After the Distribution Date, the provisions of the Restated Rights Agreement may be amended by the Company and Rights Agent, without the approval of the Rights holders, in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Restated Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

CERTAIN ANTI-TAKEOVER EFFECTS

          The Rights approved by the Board are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquiror to take over the Company, in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive a corporation's Board of Directors and its stockholders of any real opportunity to determine the destiny of the corporation. The Rights have been declared by the Board in order to deter such tactics, including a gradual accumulation of shares in the open market of a 15% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

          The Rights are not intended to prevent a takeover of the Company and will not do so. The Rights may be redeemed by the Company at $0.01 per Right within ten days (or such later date as may be determined by a majority of the Board of Directors, excluding directors affiliated with the Acquiring Person) after the accumulation of 15% or more of the Company's Common Shares by a single acquiror or group. Accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors.

          Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its stockholders, and will not change the way in which the Company's shares are currently traded.

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                                        7

The Company's Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

          However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

Item 2.   EXHIBITS.

          1. Second Amended and Restated Preferred Shares Rights Agreement, dated as of May 6, 1992, between Silicon Graphics, Inc. and The First National Bank of Boston, including the Certificate of Designation of Rights, Preferences and Privileges of Series B Participating Preferred Stock, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B, and C, respectively (incorporated by reference from Exhibit 1 to Amendment No. 2 on Form 8, filed November 12, 1992).

          2. First Amendment to Rights Agreement, dated as of May 2, 1995, amending the Second Amended and Restated Preferred Shares Rights Agreement, dated as of May 6, 1992, between Silicon Graphics, Inc. and The First National Bank of Boston.

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                                    SIGNATURE


          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                        SILICON GRAPHICS, INC.



                                        By: /s/ William M. Kelly
                                            ------------------------------------
                                             Name: William M. Kelly
                                             Title: Vice President, Business
                                                    Development, General Counsel
                                                    and Secretary

Date:  October 31, 1995

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                                  EXHIBIT INDEX


Exhibit No.         Description
-----------         -----------

4.1 Second Amended and Restated Preferred Shares Rights Agreement, dated as of May 6, 1992, between Silicon Graphics, Inc. and The First National Bank of Boston, including the Certificate of Designation of Rights, Preferences and Privileges of Series B Participating Preferred Stock, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B, and C, respectively (incorporated by reference from Exhibit 1 to Amendment No. 2 on Form 8, filed November 12, 1992).

4.2 First Amendment to Rights Agreement, dated as of May 2, 1995, amending the Second Amended and Restated Preferred Shares Rights Agreement, dated as of May 6, 1992, between Silicon Graphics, Inc. and The First National Bank of Boston.